
05043120

SECUR

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO.
8-22722

22772


RECEIVED
APR 07 2005
PROCESSING SECTION
WASH., D.C.
185

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Birkelbach Investment Securities, Inc.

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11490

208 South LaSalle Street Suite 1700
(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGUARD TO THIS REPORT

Carl M Birkelbach (312) 853-2820 ext. 105
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bernard Kirsner, LTD
(Name -- if individual, last, first, middle name)

400 East Randolf, Suite 2021	Chicago	Illinois	60601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 17 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

* Claims for extensions from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (2-89)

AM 5-17-2005

CV 5/12

Ps

OATH OR AFFIRMATION

I, Carl M Birkelbach, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting scheduled pertaining to the firm of

Birkelbach Investment Securities, Inc., as of

December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None



Signature

CEO

Title



"OFFICIAL SEAL"
George E. Langlois
Notary Public, State of Illinois
My Commission Expires Feb. 27, 2006



Notary Public

This report contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition..
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BIRKELBACH INVESTMENT SECURITIES, INC.
FINANCIAL STATEMENTS AND
AUDITORS' REPORT IN ACCORDANCE
WITH RULE 17a-5 AND
AUDITORS' REPORT ON INTERNAL CONTROL
DECEMBER 31, 2004

AS AMENDED MARCH 31, 2005

BERNARD M. KIRSNER, LTD.

CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of
Birkelbach Investment Securities, Inc.

The previous Audit Report is amended herein ONLY to reflect the fact the figures for the December 31, 2004 Focus Report used for comparative purposes ONLY were incorrect.

The previous Audit Report and its accompanying schedules are correct except for the Focus Report Comparative figures.

Only those pages of the report are amended herein.

Yours very truly,



Bernard M. Kirsner
March 31, 2005

BERNARD M. KIRSNER
400 EAST RANDOLPH STREET, CHICAGO, IL 60601

JOEL JERABEK
312-565-2775

BIRKELBACH INVESTMENT SECURITIES, INC.
SCHEDULE B
DECEMBER 31, 2004

Computation For Determination Of Reserve Requirements For Brokers-Dealers Under Rule 15c3-3

Nothing to report under this caption.

Information For Possession Or Control Requirements Under Rule 15c3-3

Nothing to report under this caption.

Statement Of Changes In Ownership Equity For The Year Ended December 31, 2004

Balance, beginning of period	$110,572	
Net loss (rounded)	(1,373)	
Shareholder's dividend	(1,000)	
Balance, end of period (rounded)		$ 95,841

Reconciliation Of Computation Of Net Capital Rule 17a-5, Paragraph D-4

Net capital per this report - Page 6	$ 80,434
Net Capital per Form x-17, a-5, Part IIa	$ 87,861
Difference due to Audit Adjustment at 12/31/04	7,427

Statement Of Changes In Liabilities Subordinated To Claims Of General Creditors

Nothing to report under this caption.

Financial And Operational Data

Nothing to report under this caption.

BIRKELBACH INVESTMENT SECURITIES, INC.
RECONCILIATION OF STATEMENT OF FINANCIAL CONDITION
AS REPORTED ON DECEMBER 31, 2004 AUDIT REPORT AND FOCUS REPORT

ASSETS

	FOCUS REPORT	AUDIT REPORT	DIFFERENCE INCREASE (DECREASE)
Current Assets			
Cash and cash equivalents	$ 143,823	143,823	$ -
Accounts receivable - trade	37,234	42,520	5,286
Securities - exempt	836	836	-
Other Assets	390	390	-
Total Assets	182,284	187,569	5,286

LIABILITIES AND STOCKHOLDER'S EQUITY

	FOCUS REPORT	AUDIT REPORT	DIFFERENCE INCREASE (DECREASE)
Current Liabilities			
Accounts payable and accrued expenses	$ 84,016	$ 91,728	$ 7,712
Stockholders' Equity			
Common stock, $1 par value, 1,000 shares authorized, issued and outstanding	1,000	1,000	-
Paid in capital	41,000	41,000	-
Retained earnings	56,268	53,841	(2,427)
Total Stockholder's equity	98,268	95,841	5,286
Total Liabilities and Stockholder's equity	$ 182,284	$ 187,569	$ 5,286

BIRKELBACH INVESTMENT SECURITIES, INC.
RECONCILIATION OF STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2004 AS REPORTED ON DECEMBER 31, 2004 AUDIT REPORT AND FOUR QUARTERS FOCUS REPORT

DIFFERENCE

	FOCUS REPORT	AUDIT REPORT	INCREASE (DECREASE)
Revenue			
Commissions	$1,622,909	$1,628,195	$ 5,286
Interest income	22	22	0
Dividend income	3	3	0
Total Revenue	1,622,934	1,628,220	5,286
Operating Expenses	1,634,237	1,641,949	7,712
Net Loss	(11,303)	(13,729)	2,427
Retained earnings			
December 31, 2003	68,572	68,572	0
Dividend distribution	1,000	1,000	0
December 31, 2004	$ 56,268	$ 53,841	$ 2,427

BIRKELBACH INVESTMENT SECURITIES, INC.
RECONCILIATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
AS REPORTED ON DECEMBER 31, 2004 AUDIT REPORT AND FOCUS REPORT

DIFFERENCE

	FOCUS REPORT	AUDIT REPORT	INCREASE (DECREASE)
Net Capital	$ 87,861	$ 80,434	$ (7,427)
Total Aggregate Indebtedness	$ 84,016	$ 91,728	$ 7,712
Percentage of Aggregate Indebtedness To Net Capital	96%	109%	